AB 3/27/06

k9 3/31

06006706

S MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65235

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2006 WASH., D.C. 199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAV-Wetherly Financial, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11601 Wilshire Blvd., Suite 300
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vicky Schiff (310) 773-0074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company LLP
(Name – *if individual, state last, first, middle name*)

246 First Street, 5th Floor (Address) San Francisco (City) California (State) 94105 (Zip Code)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAV-Wetherly Financial, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTZEL M. CASTILLO
Commission # 1350615
Notary Public - California
Los Angeles County
My Comm. Expires Apr 9, 2006

Rutzel M. Castillo
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Partners of DAV-Wetherly Financial, L.P.

We have audited the accompanying statement of financial condition of DAV-Wetherly Financial, L.P. as of December 31, 2005, and the related statements of income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAV-Wetherly Financial, L.P. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 14 to 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
February 23, 2006

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

DAV-WETHERLY FINANCIAL, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 396,035
Fees receivable	6,104,194
Advance to related party	9,056
Prepaid expenses	14,788
Total assets	$ 6,524,073
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accrued expenses	$ 750
Commissions payable	1,277,055
Total liabilities	1,277,805
Partners' capital	5,246,268
Total liabilities and partners' capital	$ 6,524,073

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
STATEMENT OF INCOME
For the year ended December 31, 2005

REVENUE	
Fees	$ 5,738,064
Interest income	33
Total revenue	5,738,097
EXPENSES	
Salaries	1,050,000
Fee commissions	966,375
General and administrative	652,555
Total expenses	2,668,930
Net income	$ 3,069,167

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the year ended December 31, 2005

	General Partner	Limited Partner	Total Partners' Capital
Balance, January 1, 2005	$ 34,971	$ 3,462,130	$ 3,497,101
Distributions	(13,200)	(1,306,800)	(1,320,000)
Net income	30,692	3,038,475	3,069,167
Balance, December 31, 2005	$ 52,463	$ 5,193,805	$ 5,246,268

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	3,069,167
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in fees receivable		(1,661,856)
Increase in advance to related party		(9,056)
Increase in prepaid expenses		(14,788)
Decrease in accrued expenses		(54,480)
Increase in commissions payable		180,611
Net cash provided by operating activities		1,509,598
Cash flows from financing activities:		
Capital distributions		(1,320,000)
Increase in cash and cash equivalents		189,598
Cash and cash equivalents, at the beginning of the year		206,437
Cash and cash equivalents, at the end of the year	$	396,035

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2005

1. Organization

DAV-Wetherly Financial, L.P. (the "Partnership"), a California limited partnership, was formed on July 3, 2001 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Partnership was formed for the purpose of structuring and selling private offerings to institutional investors.

The partners' interests in the Partnership are as follows:

Wetherly Management, LLC ("WM")	1% General Partner
Wetherly Capital Group, LLC ("WCG")	99% Limited Partner

Pursuant to the Amended and Restated Limited Partnership Agreement of DAV-Wetherly Financial, L.P.dated July 3, 2001, distributions as well as Partnership profits and losses are allocated to the partners in accordance with the partner's respective interests.

The Partnership is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(3) of that rule. The Partnership is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Securities Investor Protection Corporation (the "SIPC").

2. Summary of significant accounting policies

Method of accounting
The Partnership prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. The Partnership's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of credit risk
The Partnership places its temporary cash investments with high credit quality financial institutions. At times, the account balances may exceed the institution's federally insured limits. The Partnership has not experienced any losses in such accounts.

Income taxes
Income taxes on partnership income are levied on the partners in their individual capacity. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Cash and cash equivalent
For purposes of the statement of cash flows, the Partnership considers all investments that are purchased with a maturity of three months or less to be cash equivalents.

2. Summary of significant accounting policies (continued)

Fees receivable and commissions payable
Fees receivable consists of earned, but unpaid, fee revenues which will typically be collected within 24 months of being earned. Also, the commissions payable will not be paid until the corresponding placement fee revenues are received. Outstanding receivables are periodically evaluated for collectibility, and an allowance for doubtful accounts is estimated and recorded for losses resulting from the inability of customers to make required payments, if deemed necessary. At December 31, 2005, no allowance for doubtful accounts has been recorded.

The future scheduled collection of fees receivable and payment of commissions payable at December 31, 2005 are as follows:

	Fees receivable	Commissions Payable
2006	$ 4,624,726	$ 1,042,715
2007	1,479,468	234,340
Total	$ 6,104,194	$ 1,277,055

Fee revenues
Fee revenues consist of both nonrefundable placement fee revenues and nonrefundable retainer fees. The Partnership earns placement fees by structuring and selling private offerings to institutional investors. Nonrefundable placement fees are recognized upon execution of the corresponding capital commitment agreements. The Partnership earns retainer fees upon performance of services, which is generally over the term of the related contract.

Commissions and expenses
Commission expense is recognized when the related placement fee revenue is earned. All other expenses are recognized when incurred.

3. Net capital requirements

The Partnership is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "SEC") under rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Partnership does not receive or hold customer securities or cash. Minimum net capital required by the SEC under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined. As of December 31, 2005, the Partnership had net capital of $279,257, and required net capital of $5,000.

4. Related party transactions

Expense allocation
Salaries as well as general and administrative overhead are charged to the Partnership from WCG on a monthly basis on an Expense Sharing Agreement between the Partnership and WCG dated July 30, 2002. Salaries charged to the Partnership are based on management's estimates of personnel time spent on conducting Partnership matters. General and administrative overhead charged to the Partnership are based on management's estimates of costs incurred by WCG that support the operations of the Partnership. Salaried and administrative overhead allocated to the Partnership for the year ended December 31, 2005 was $1,702,550. At December 31, 2005 the Partnership overpaid WCG for expense allocations in the amount of $9,056.

5. Office lease

On February 25, 2004, Wetherly Capital, LLC (the "Lessee") made a second amendment to the office lease agreement with Arden Realty Limited Partnership (the "Lessor") to lease office space in the World Savings building located at 11601 Wilshire Boulevard, Los Angeles, California. The term of the lease was extended for 5 years and ends on February 24, 2009. The Lessee allocates 90% of the office lease expense to the Partnership. The Lessee is required to make minimum monthly base lease payments as follows:

February 25, 2004 to February 24, 2005	$ 119,721
February 25, 2005 to February 24, 2006	123,213
February 25, 2006 to February 24, 2007	126,716
February 25, 2007 to February 24, 2008	127,008
February 25, 2008 to February 24, 2009	131,088

SUPPLEMENTAL INFORMATION

DAV-WETHERLY FINANCIAL, L.P.
RECONCILIATION OF NET CAPITAL AND
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the year ended December 31, 2005

Total partner's capital at end of year	$ 5,246,268
Adjustments:	5,246,268
Non-allowable assets:	
Fees receivable, net of related commissions payable	(4,943,167)
Other assets	(23,844)
Net capital	$ 279,257
Aggregate indebtedness ("AI")	
Commissions payable within 12 months	$ 1,042,715
Accrued expenses	750
Aggregate indebtedness	$ 1,043,465
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of AI)	$ 69,599
Excess net capital	$ 209,658
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 174,911
Ratio of net capital to aggregate indebtedness	26.76%

DAV-WETHERLY FINANCIAL, L.P.
RECONCILIATIONS OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORTS
SCHEDULE II
For the years ended December 31, 2005 and 2004

		2005
Net capital per unaudited FOCUS report	$	248,859
Audit and other adjustments		(30,398)
Net capital per auditors' computations	$	279,257

DAV-WETHERLY FINANCIAL, L.P.
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the years ended December 31, 2005

Exemptive provision:

In the opinion of management, DAV-Wetherly Financial, L.P. is exempt from the provisions of Rule 15c3-3(k)(2)(i) in that DAV-Wetherly Financial, L.P. does not receive, hold or otherwise perform custodial functions relating to customer securities.

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC RULE 17a-5

To the Board of Directors of DAV-Wetherly Financial, L.P.

In planning and performing the audits of the financial statements of DAV-Wetherly Financial, L.P. (the "Partnership") for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in rule 17a-5(g)-1 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure, practices and procedures to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate as of December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Board of Directors, the Securities and Exchange Commission, the National Association of Securities Dealer, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

San Francisco, California
February 23, 2006

DAV-WETHERLY FINANCIAL, L.P.
FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION
For the year ended December 31, 2005
with
Report of Independent Auditors

DAV-WETHERLY FINANCIAL, L.P.
TABLE OF CONTENTS
For the year ended December 31, 2005